BLACKHILL ADVISORS, LP

Statement of Financial Condition

December 31, 2015

ASSETS

Cash	$	168,706
Prepaid Expenses		6,183
Total Assets	$	174,889

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Accounts Payable and Accrued Expenses	$	41,000
Total Liabilities		41,000
Partners' Capital		133,889
Total Liabilities and Partners' Capital	$	174,889

The accompanying notes are an integral part of these financials statements.